EXHIBIT 12.2
RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS
     We have computed the ratio of combined fixed charges and preference dividends to earnings for each of the following periods on a consolidated basis. “Earnings” consist of pretax income (loss) before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges (excluding capitalized interest) plus distributed income or equity investees. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and an estimate of the interest within rent expense. “Preference Dividends” represent the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities. You should read the ratio of combined fixed charges and preference dividends to earnings in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Year ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
EARNINGS:
Income (loss) before income taxes	$(494,998)	$524,694	$605,275	$227,587	$125,693
Less capitalized interest	(42,125)	(31,790)	(10,609)	(2,025)	(243)
Deduct equity (income) loss of less than 50% owned subsidiaries	(31,971)	(19,698)	(18,130)	(13,459)	(7,927)
Add distributed income of less than 50% owned subsidiaries	36,914	31,121	16,250	10,608	7,500
Add fixed charges	141,553	114,895	55,291	18,150	8,450

	$(390,627)	$619,222	$648,077	$240,861	$133,473

FIXED CHARGES:
Interest expense, net of capitalized amounts	$87,045	$68,607	$41,304	$12,945	$6,039
Capitalized interest	42,125	31,790	10,609	2,025	243
Interest portion of rent expense	12,383	14,498	3,378	3,180	2,168

Total fixed charges	$141,553	$114,895	$55,291	$18,150	$8,450

Preference dividends (a)	$4,911	$5,717	$5,166	$3,775	$4,220

Combined fixed charges and preference dividends	$146,464	$120,612	$60,457	$21,925	$12,670

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	– (b)	5.1	10.7	11.0	10.5

(a)	We do not receive a tax benefit for our preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.

(b)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges and preference dividends by $537.1 million.